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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            Mueller Industries, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.10 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


              Harvey L. Karp, P.O. Box 30, East Hampton, N.Y. 11937
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 6, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


------------------------------------
CUSIP No.
------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Harvey L. Karp
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                111,624
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                111,624
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON

            3,311,624
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            I
----------- --------------------------------------------------------------------

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Item 1. Security and Issuer.

     Pursuant to Rule 13d-2, this Amendment No. 4 amends and restates the
Schedule 13D filed on March 13, 1991 and amended on June 22, 1991 and amended and restated on June 22, 1994 and March 8, 2002 (as amended, this "Statement") by Harvey L. Karp with respect to the Common Stock, $0.10 par value per share (the "Common Stock"), of Mueller Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8285 Tournament Drive, Memphis, Tennessee 38125.

Item 2. Identity and Background.

     (a) - (c) This Statement is being filed on behalf of Harvey L. Karp whose business address is c/o the Company, 8285 Tournament Drive, Memphis, Tennessee 38125. Mr. Karp's present principal occupation is Chairman of the Board of the Company.

     (d) and (e) During the last five years, Mr. Karp has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Karp is a citizen of the United States.

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Item 3. Source and Amount of Funds or Other Consideration.

     It is currently anticipated that any purchases of Common Stock by Mr. Karp upon exercise of the Options referred to in Item 5 of this Statement will be paid for with Mr. Karp's personal funds.

Item 4. Purpose of Transaction.

     On March 6, 2002, Mr. Karp and Bear, Stearns & Co. Inc. ("Bear Stearns") entered into a sales plan (the "Sales Plan") representing Mr. Karp's adoption of a written plan for trading securities that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Sales Plan, Bear Stearns shall exercise Options (which are Inducement Options as defined in Item 6 of this Statement) to purchase a total of 200,000 shares of Common Stock on the first business day of each calendar month during the term of the Sales Plan which shall immediately succeed the trading day on the New York Stock Exchange on which the closing sale price of the Common Stock shall be at least $30.00 per share; provided, however, that Bear Stearns shall not so exercise Options if there are 250,000 or more shares of Common Stock in the Plan Account (as defined in the Sales Plan) which have not been sold by Bear Stearns pursuant to the Sales Plan; provided, further, however, that Bear Stearns shall not exercise Options to purchase more than 200,000 shares of Common Stock during any calendar month during the terms of the Sales Plan or Options to purchase more than 1,200,000 shares of Common Stock during the term of the Sales Plan. Thereafter, to the extent shares of Common Stock are available from the exercise of such Options, Bear Stearns shall sell, as soon as reasonably practicable but with time and price discretion, the net amount of Common Stock remaining after Common Stock is withheld by the Company to pay required Federal, state and local withholding taxes due with respect to such

                                    3 of 12
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Option exercise (the "Monthly Sale Amount") commencing on the following business day and terminating on the business day on which all shares are sold at a gross price before deduction of commissions or mark-down of at least $30.00 per share (the "Minimum Sale Price"). Pursuant to the Sales Plan, the Company shall notify Bear Stearns not later than the opening of trading on the New York Stock
Exchange on the trading day immediately succeeding the date of exercise of the number of shares of Common Stock to be withheld by the Company to pay required Federal, state and local withholding taxes due with respect to such Option exercise. Subject to the Minimum Sale Price and the other applicable provisions of the Sales Plan, Bear Stearns shall sell the Monthly Sale Amount under ordinary principles of best execution.

     Bear Stearns agreed to conduct all sales pursuant to the Sales Plan in accordance with the manner of sale requirement of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and in no event shall Bear Stearns effect any sale if such sale would exceed the then-applicable volume limitation under Rule 144, assuming that the sales to be made by Bear Stearns under the Sales Plan are the only sales subject to such limitation, unless directed by Mr. Karp pursuant to a registration statement with respect to such sales in effect under the Securities Act.

     If not earlier terminated in accordance with the terms thereof, the Sales Plan will terminate on March 31, 2003.

     The Sales Plan is filed as Exhibit C to this Statement.

     Except as set forth above, Mr. Karp has no plans or proposals which relate to or would result in any of the matters set forth subparagraphs (a) - (j) of
Item 4 of Schedule 13D.

                                    4 of 12
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Item 5. Interest in Securities of the Issuer.

         (a) and b) The responses to Rows (7) through (13) on the cover of this Statement are incorporated herein by reference. Included in the shares of Common Stock beneficially owned by Mr. Karp are 3,200,000 shares of Common Stock issuable upon the exercise of Options. By virtue of a Stock Option Agreement, dated December 4, 1991, and a Stock Option Agreement, dated March 3, 1992, Mr. Karp has the right to acquire a maximum of 3,200,000 shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Karp constitute 9.0% of the shares of Common Stock outstanding as of March 12, 2002 (computed in accordance with Rule 13d-3(d)(1) under the Exchange Act) and based on the 33,610,755 shares of Common Stock indicated to be outstanding in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 increased by the additional shares of Common Stock issued upon the exercise by Mr. Karp of the Options referred to in Item 5(c)(x) of this Statement less the shares of Common Stock withheld by the Company referred to therein.

     (c) (i) On March 7, 2002, pursuant to the Sales Plan, Mr. Karp exercised Options to purchase 200,000 shares of Common Stock at an exercise price of $2.0625 per share. In connection with such exercise, the Company withheld 67,157 shares of Common Stock (valued at $33.24 per share) to pay required Federal, state and local withholding taxes due with respect to such Option exercise.

     (ii) On March 7, 2002, pursuant to the Sales Plan, Bear Stearns sold the following numbers of shares of Common Stock on the New York Stock Exchange at the per share prices indicated: 7300 shares at $33.40; 700 shares at $33.45; 700 shares at $33.42; 200 shares at $33.41; and 200 shares at $33.26.

                                    5 of 12
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     (iii) On March 8, 2002, pursuant to the Sales Plan, Bear Stearns sold the following number of shares of Common Stock on the New York Stock Exchange at the per share prices indicated: 10,800 shares at $33.15 and 4,300 shares at $33.17.

     (iv) On March 11, 2002, pursuant to the Sales Plan, Bear Stearns sold the following number of shares of Common Stock on the New York Stock Exchange at the per share prices indicated: 10,500 shares at $33.10; 7,500 shares at $33.20; 6,500 shares at $33.15; 5,500 shares at $33.35; 5,000 shares at $34.28; 5,000 shares at $34.00; 5,000 shares at $33.80; and 5,000 shares at $33.50.

     (v) On March 12, 2002, pursuant to the Sales Plan, Bear Stearns sold the following number of shares of Common Stock on the New York Stock Exchange at the per share prices indicated: 8,643 shares at $34.50 and 600 shares at $34.85.

     (vi) On March 13, 2002, pursuant to the Sales Plan, Bear Stearns sold the following number of shares of Common Stock on the New York Stock Exchange at the per share prices indicated: 5,000 shares at $34.75; 5,000 shares at $34.65; 2,500 shares at $34.60; and 2,500 shares at $34.46.

     (vii) On March 14, 2002, pursuant to the Sales Plan, Bear Stearns sold the following number of shares of Common Stock on the New York Stock Exchange at the per share prices indicated: 7,500 shares at $34.80 and 4,400 shares at $34.70.

     (viii) On March 15, 2002, pursuant to the Sales Plan, Bear Stearns sold 7,500 shares of Common Stock on the New York Stock Exchange at a per share price of $35.00.

     (ix) On March 19, 2002, pursuant to the Sales Plan, Bear Stearns sold 7,500 shares of Common Stock on the New York Stock Exchange at a per share price of $35.15.

     (x) On April 1, 2002, pursuant to the Sales Plan, Mr. Karp exercised Options to purchase 200,000 shares of Common Stock at an exercise price of $2.0625 per share. In

                                    6 of 12
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connection with such exercise, the Company withheld 67,376 shares of Common
Stock (valued at $34.97 per share) to pay required Federal, state and local withholding taxes due with respect to such exercise.

     (xi) On April 1, 2002, pursuant to the Sales Plan, Bear Stearns sold the following number of shares of Common Stock on the New York Stock Exchange at the per share prices indicated: 100 shares at $34.92 and 9,900 shares at $34.91.

     (xii) On April 2, 2002, pursuant to the Sales Plan, Bear Stearns sold 5,000 shares of Common Stock on the New York Stock Exchange at a per share price of $35.00.

     (xiii) On April 3, 2002, pursuant to the Sales Plan, Bear Stearns sold 5,000 shares of Common Stock on the New York Stock Exchange at a per share price of $34.84.

     (xiv) On April 4, 2002, pursuant to the Sales Plan, Bear Stearns sold the following number of shares of Common Stock on the New York Stock Exchange at the per share prices indicated: 5,000 shares at $34.62 and 5,000 shares at $34.61.

     (xv) On April 5, 2002, pursuant to the Sales Plan, Bear Stearns sold 25,000 shares of Common Stock on the New York Stock Exchange at the per share price of $34.73.

     (d) No person other than Mr. Karp has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Effective as of September 17, 1997, the Company amended and restated Harvey
L. Karp's then existing agreement (as amended and restated, the "Karp Employment Agreement"). The Karp Employment Agreement has a three-year rolling term which is automatically extended so that the unexpired term on any date is always three years, unless either party gives written

                                    7 of 12
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notice of his or its intention not to extend the term. The Karp Employment
Agreement provides for Mr. Karp to serve as Chairman of the Board of Directors of the Company. Under the terms of the Karp Employment Agreement, Mr. Karp is to receive (i) an annual base salary of $606,373 (to be adjusted upward annually at a rate commensurate with increases granted to other key executives), and (ii) a discretionary cash incentive bonus consistent with the executive bonus program which the Company establishes for other key executives. In addition, Mr. Karp is to receive reimbursement for reasonable business and travel expenses incurred in the performance of his duties and will participate in all bonus, incentive, stock option, pension, disability and health plans and programs and all fringe benefit plans maintained by the Company in which senior executives participate.

     Under the terms of the Karp Employment Agreement, Mr. Karp's employment may be terminated by the Company without Cause (as defined in the Karp Employment Agreement) or by Mr. Karp for Good Reason (as defined in the Karp Employment Agreement) upon appropriate written notice. In either such event, Mr. Karp will continue to receive his then-current base salary as if his employment had continued for the reminder of the then current three-year term and an annual bonus for the remainder of the then current three-year term equal to the average bonus for the three calendar years immediately preceding the written notice of termination. In addition, all outstanding unvested Company stock options then held by Mr. Karp will immediately vest and become exercisable and Mr. Karp will continue to participate in the Company's health plans and programs at the Company's expense for the remainder of such three-year term.

     Mr. Karp may resign voluntarily without Good Reason upon appropriate written notice to the Company. In such event, Mr. Karp will be entitled to receive any accrued but unpaid base

                                    8 of 12
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salary and, at the Company's discretion, a bonus for the calendar year in which his resignation without Good Reason occurs. The Company may terminate Mr. Karp's employment for Cause (as defined in the Karp Employment Agreement) upon appropriate written notice. In such event, Mr. Karp will forfeit all existing Company stock options, but such options shall remain exercisable for the 30-day period following Mr. Karp's receipt of the written notice. Mr. Karp may terminate his employment for any reason within six months following a Change in Control (as defined in the Karp Employment Agreement). In such event, the Company will pay Mr. Karp a lump sum amount equal to (i) three times his then current base salary, and (ii) three times his average annual bonus for the three calendar years immediately preceding the date of termination. In addition, all outstanding unvested options then held by Mr. Karp shall become immediately exercisable. In the event that any Payment (as defined in the Karp Employment Agreement) would be subject to the excise tax imposed by the "Golden Parachute" regulations, Mr. Karp would be entitled to a gross-up payment from the Company to cover such taxes.

     The Karp Employment Agreement is filed as Exhibit A to this Statement.

     Pursuant to an Option Agreement, dated December 4, 1991, Mr. Karp was granted an option (the "Inducement Option") to acquire 2,000,000 shares of Common Stock at an exercise price of $2.0625 per share (as adjusted for subsequent stock splits). The Inducement Option is exercisable until one year after termination of Mr. Karp's employment with the Company under the Karp Employment Agreement, unless Mr. Karp's employment is terminated for Cause (as defined in the Karp Employment Agreement), in which case the Inducement Option shall only remain exercisable for a period of 30 days following Mr. Karp's receipt of written notice from the Company specifying the basis for Cause.

     The Inducement Option is filed as Exhibit B to this Statement.

                                    9 of 12
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     Pursuant to an Option Agreement, dated March 3, 1992, Mr. Karp was granted an option (the "Subsequent Option") to acquire 1,600,000 shares of Common Stock at an exercise price of $2.0625 per share (as adjusted for subsequent stock splits). The Subsequent Option was granted to Mr. Karp in addition to the Inducement Option granted to Mr. Karp pursuant to the Karp Employment Agreement. The Subsequent Option is exercisable until one year after termination of Mr. Karp's employment with the Company under the Karp Employment Agreement, unless Mr. Karp's employment is terminated for Cause (as defined in the Karp Employment Agreement), in which case the Subsequent Option shall only remain exercisable for a period of 30 days following Mr. Karp's receipt of written notice from the Company specifying the basis for Cause.

     The Subsequent Option is filed as Exhibit B to this Statement.


Item 7. Material to be Filed as Exhibits.

     The following are filed herewith as Exhibits to this Statement:

     A. Amended and Restated Employment Agreement effective as of September 17, 1997 (incorporated by reference to Item 7A to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

     B. Stock Option Agreement, dated December 4, 1991, and Stock Option Agreement, dated March 3, 1992 (incorporated by reference to Item 7B to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

     C. Sales Plan dated March 6, 2002 (incorporated by reference to Item 7C to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

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After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 5, 2002


                                        /s/ Harvey L. Karp
                                        ---------------------------
                                        Harvey L. Karp
                                        Chairman of the Board
                                        of Mueller Industries, Inc.

                                    11 of 12
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                                INDEX TO EXHIBITS


A. Amended and Restated Employment Agreement effective as of September 17, 1997 (incorporated by reference to Item 7A to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

B. Stock Option Agreement, dated December 4, 1991, and Stock Option Agreement, dated March 3, 1991 (incorporated by reference to Item 7B to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

C. Sales Plan dated March 6, 2002 (incorporated by reference to Item 7C to Amendment No. 3 dated March 8, 2002 to Mr. Karp's Schedule 13D).

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